Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the shareholders and the board of directors

Promotora Médica Las Américas S.A.

We consent to the use of our report dated December 6, 2019, with respect to the consolidated statement of financial position of Promotora Médica Las Américas S.A. as of December 26, 2018 and the consolidated income statement, statement of comprehensive income, changes in stockholders’ equity and cash flows for the period from January 1, 2018 to December 26, 2018, and the related notes to the financial statements, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Crowe Co S.A.S.

Crowe Co S.A.S.

Medellín, Colombia

September 30, 2020